                                         FORM 6-K
                            SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                             Report of Foreign Private Issuer
                             Pursuant to Rule 13a-16 or 15d-16
                          of the Securities Exchange Act of 1934

                              For the month of September, 2003

                              Commission File Number 000-21756

                                  CHC Helicopter Corporation
                        (Translation of registrant's name into English)

                                        Hangar No. 1
                                    St. John's Airport
                                P.O. Box 5188, St. John's, NL
                                          Canada
                                         A1C 5V5
                          (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F   X   Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a
Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Attached is the Press Release of the Quarterly Report and Management's Discussion and
Analysis of CHC Helicopter Corporation for the first quarter ended July 31, 2003.

                                          Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CHC Helicopter Corporation
                                                         (Registrant)

                                                      By /s/ Jo Mark Zurel
                                                        (Signature)*
                                                         Jo Mark Zurel
                                                         - Senior Vice-President and
                                                            Chief Financial Officer

Date September 9, 2003

* Print the name and title of the signing officer under his signature.